ASSET PURCHASE AGREEMENT
between:
CCA INDUSTRIES, INC.
and
MEGA-T, LLC

Dated as of August 26, 2014

TABLE OF CONTENTS
TABLE OF CONTENTS2
1.SALE AND PURCHASE OF ASSETS; RELATED TRANSACTIONS    1
1.1Sale and Purchase of Assets    1
1.2Excluded Assets    2
1.3Assumed Liabilities    3
1.4Excluded Liabilities    4
1.5Treatment of License Agreement    4
1.6Purchase Price    4
1.7Allocation of Purchase Price; Sales and Transfer Taxes; Allocation of Taxes    4
1.8Specified Inventory Transfer    5
1.9Closing; Ancillary Agreements    5
2.REPRESENTATIONS AND WARRANTIES OF SELLER    6
2.1Organization    6
2.2Title to Assets; Sufficiency of Assets    6
2.3Intellectual Property    7
2.4Specified Contracts    9
2.5Compliance with Legal Requirements    10
2.6Regulatory Matters    10
2.7Financials; Certain Liabilities; Certain Co-Op Commitments    11
2.8Absence of Changes    12
2.9Legal Proceedings    12
2.10Non-Contravention; Consents    12
2.11Authority; Binding Nature of Agreement    12
2.12Inventory    13
2.13Taxes    13
2.14Brokers    13
2.15Full Disclosure    13
2.16Transactions with Affiliates    13
3.REPRESENTATIONS AND WARRANTIES OF PURCHASER    13
3.1Organization    13
3.2Authority; Binding Nature of Agreement    13
3.3Non-Contravention; Consents    14
3.4Legal Proceedings    14
3.5Brokers    14
4.INTENTIONALLY OMITTED    14
5.CLOSING Conditions    14
5.1Conditions Precedent to Purchaser’s Obligations    14
5.2Conditions Precedent to Seller’s Obligations    15
6.POST CLOSING COVENANTS OF SELLER AND PURCHASER    15
6.1Further Assurances    15
6.2Confidentiality    15
6.3Consents; Releases    16
6.4Certain Limitations and Restrictions    17
7.INDEMNIFICATION    17
7.1Survival of Representations    17
7.2Indemnity by Seller    17
7.3Indemnity by Purchaser    17
7.4Indemnification Procedures    18
7.5Tax Treatment of Indemnification Payments    19
7.6Exclusive Remedies; Limitation on Liability    20
8.MISCELLANEOUS    20
8.1Governing Law    20
8.2Venue and Jurisdiction; Waiver of Jury Trial    20
8.3Notices    20
8.4Public Announcements    21
8.5Assignment    22
8.6No Third Party Beneficiaries    22
8.7Severability    22
8.8Entire Agreement    22
8.9Amendments and Modification; Waiver    22
8.10Expenses    22
8.11Specific Performance    22
8.12Counterparts    23
8.13Interpretation of Agreement    23

Appendix A    Certain Definitions

Schedules
1.1    Specified Products
1.1(b)    Specified Contracts
1.1(c)    Specified Inventory
1.1(d)    Specified Authorizations
1.2    Certain Excluded Assets
1.3(a)    Specified Assumed Liabilities
1.3(b)    Assumed Contracts
1.8    Inventory Transfer Schedule
2.3(b)    Specified IP Rights
2.3(g)     Third Party Infringement
2.4(e)    Exceptions to Specified Contracts
2.6(e)    Certain Claims
2.7(a)     Financial Information
2.7(b)    Certain Liabilities
2.7(c)    Product Information
2.8    Specified Products Material Adverse Effect
2.12    Exceptions to Inventory

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 26, 2014, by and between CCA INDUSTRIES, INC., a Delaware corporation (“Seller”), and MEGA-T, LLC, a Delaware limited liability company (“Purchaser”). Seller and Purchaser are referred to collectively in this Agreement as the “Parties.” Capitalized terms not otherwise defined in the body of this Agreement are used as defined in Appendix A attached hereto and incorporated by reference herein.
RECITAL
The Parties wish to provide for the purchase by Purchaser of certain assets and the assumption of certain liabilities from Seller, and to provide for certain related transactions, on the terms and subject to the conditions and other provisions set forth in this Agreement and in the Ancillary Agreements.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:
1.    SALE AND PURCHASE OF ASSETS; RELATED TRANSACTIONS    .
1.1    Sale and Purchase of Assets    . On the terms and subject to the conditions and other provisions set forth in this Agreement, Seller hereby sells, conveys, transfers, assigns, grants and delivers to Purchaser, and Purchaser purchases, acquires and accepts delivery from Seller, at the Closing, free and clear of all Liens except Permitted Encumbrances, all of Seller’s right, title and interest in and to all of the following assets related to the products set forth in Schedule 1.1 (the “Specified Products”) (collectively, the “Specified Assets”):
(a)the Specified IP Rights, including without limitation the Specified IP Rights identified on Part 2.3(b) of the Disclosure Schedule;
(b)all rights of Seller as of the Closing Date under the contracts set forth in Schedule 1.1(b) (the “Specified Contracts”);
(c)     all packaging materials, finished product inventories and product samples, work-in-process inventories, blend of dietary supplement agreements and other raw materials of or for the Specified Products that Seller owns and has the power to control their disposition (if not in Seller’s physical possession or control), including the specific units identified on Schedule 1.1(c), in each case as of the date specified in such schedule (collectively, the “Specified Inventory”);
(d)     the Authorizations for the Specified Products, in each case to the extent transferable to Purchaser, including those set forth in Schedule 1.1(d), which are transferable to Purchaser (the “Specified Authorizations”);
(e)     all claims, counterclaims, credits, causes of action, rights of recovery, and rights of indemnification or setoff against third parties and other claims to the extent arising out of or relating to the Specified Products or the Specified Business (including those occasioned from or because of any and all past, present and future infringement of any Specified IP Rights, including all rights to recover damages (including past damages and attorneys’ fees), profits and injunctive or other relief for such infringement), whether choate or inchoate, known or unknown, contingent or non-contingent;
(f)     all Labeling, informational letters, sales training materials, trade show materials, including materials containing post-marketing clinical data (if any), advertising, marketing, sales and promotional materials to the extent related to the Specified Business and the promotion or sale of the Specified Products, including without limitation the “masters” of advertising commercials for the Specified Products;
(g)    (i) copies of books, records, files, documentation and financial books and records relating exclusively to the Specified Business or the Specified Products since 2012, and (ii) marketing plans; target lists; manufacturing information; clinical data; pharmacovigilance information, data and reports; pricing and reimbursement data; and any applicable regulatory submissions, filings, notifications or the like (including correspondence with and any reports submitted to any Governmental Entity to the extent relating to the Specified Products, to the extent Seller normally retains such records and minutes in the ordinary course of its regulatory activities); in each case to the extent related to the Specified Business or any of the Specified Products (the items identified in clause “(ii)” are referred to as “Mingled Books and Records” and, together with the items identified in clause “(i)”, the “Specified Books and Records”); provided that the Specified Books and Records shall be deemed not to include any books, records or other items (x) that are subject to restrictions on transfer pursuant to applicable Legal Requirements (including the Health Insurance Portability and Accountability Act of 1996) or with respect to which transfer would require any Authorization under applicable Legal Requirements; or (y) relating to performance ratings or assessments of employees of Seller; provided, further, that (A) with respect to Mingled Books and Records that are included in documents which also include portions that are not related to the Specified Business or the Specified Products, Seller shall only be required to use commercially reasonable efforts to identify, extract and deliver the portions that are material Mingled Books and Records from the other portions of such marketing plans; target lists; manufacturing information; clinical data; pharmacovigilance information, data and reports; pricing and reimbursement data; and regulatory dossiers, which, in each case, do not relate to the Specified Business or the Specified Products (it being understood that Seller may retain a copy of such Mingled Books and Records) and (B) if requested by Purchaser, Seller shall use commercially reasonable efforts to obtain any necessary Authorizations required to transfer any books, records or other items subject to Authorization under applicable Legal Requirements; and
(h)    all goodwill and the going concern value of the Specified Business.
1.2    Excluded Assets    . Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Seller shall retain all right, title and interest to, in and under the Excluded Assets. The term “Excluded Assets” shall mean all assets, properties, interests and rights of Seller other than the Specified Assets.  For the avoidance of doubt, the Excluded Assets shall include (but are not limited to):
(a)     subject to Section 6.3(a), any Specified Contract if (i) a Consent is required to be obtained from any Person in order to permit the sale or transfer to Purchaser of the rights of Seller under such Specified Contract and (ii) such Consent shall not have been obtained;
(b)     any cash and cash equivalents (including accounts receivables relating to products sold prior to Closing);
(c)     all IP Rights owned by or licensed to Seller or any of its Affiliates, except for the Specified IP Rights;
(d)     (i) all books, records, files and papers, whether in hard copy or computer format, (x) prepared in connection with this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby, (y) prepared and maintained by Seller, including all regulatory files (including correspondence with regulatory authorities), market research data, and marketing data, that are not primarily related to the operation of the Specified Business as currently conducted, or (z) that are laboratory notebooks and (ii) all minute books and corporate records of Seller; and
(e)    any asset identified on Schedule 1.2.
1.3    Assumed Liabilities    .
(a)    Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective as of the Closing Date, to assume the following Liabilities, which may be satisfied by way of authorizing Emerson, pursuant to the Emerson Letter Agreement, to debit the account of Purchaser, with respect to: (i) all deductions (other than those already deducted by Emerson from Seller’s (or its Affiliates’) account prior to the Closing Date) with respect to returns (however returned) of inventory of the Specified Products held by retailers as of or prior to the Closing Date; (ii) all deductions (other than those already deducted by Emerson from Seller’s (or its Affiliates’) account prior to the Closing Date) with respect to co-op events that occurred prior to the Closing Date related to the Specified Products and (iii) all deductions (other than those already deducted by Emerson from Seller’s (or its Affiliates’) account prior to the Closing Date) with respect to contract markdown commitments that were made prior to the Closing Date and that are related to the Specified Products sold prior to the Closing Date (collectively, such deductions referred to as the “Specified Assumed Liabilities”); provided, that, the maximum amount for which Purchaser (or any guarantor) shall be liable with respect to the Specified Assumed Liabilities shall be Two Million Two Hundred Fifty Thousand Dollars ($2,250,000) in the aggregate (the “Specified Liabilities Cap”). Only Specified Assumed Liabilities shall be subject to the Specified Liabilities Cap and, for the avoidance of doubt, with respect to co-op events that span dates prior to and subsequent to the Closing Date, the Liabilities associated with the portion of the co-op event occurring prior to the Closing Date (allocated on the basis of the number of days of the co-op event before and after the Closing Date) shall be subject to the Specified Liabilities Cap. Notwithstanding the foregoing, any deductions set forth in this Section 1.3(a) which were, or in the future are, actually reflected (or should have been reflected, but were not reflected due to an error by Emerson) on Emerson’s wire reports issued to Seller (or its Affiliates) relating to periods prior to the Closing Date shall be the responsibility of Seller and therefore shall not be considered Specified Assumed Liabilities.
(b)     In addition to the Specified Assumed Liabilities, upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective as of the Closing Date, to assume, pay, perform and discharge as they become due, or otherwise be responsible for, (i) all of the executory Liabilities and obligations first arising on or after the Closing to complete performance under the Specified Contracts identified on Part 1.3(b) of the Disclosure Schedule (the “Assumed Contracts”) and the right to receive payment in connection therewith, provided that the only liabilities being assumed by the Purchaser relating to the Assumed Contracts (unless otherwise a Specified Assumed Liability), are those that are required to be satisfied, paid, performed or discharged on or after the Closing Date and Purchaser is not assuming those Liabilities (A) arising from a breach of, or default under, such Assumed Contracts by Seller prior to the Closing (unless such Liabilities are otherwise Specified Assumed Liabilities) and (B) with respect to the payment of any accounts payable or other amounts owed to suppliers (whether or not invoiced) for inventory of the Specified Products which has been fulfilled prior to the Closing Date (collectively, the “Assumed Contract Liabilities”), and (ii) all Liabilities with respect to the operation of the Specified Business by Purchaser on or after the Closing (the “Specified Business Liabilities” and together with the Specified Assumed Liabilities and the Assumed Contract Liabilities, the “Assumed Liabilities”). For the avoidance of doubt, (i) to the extent an Assumed Contract Liability or a Specified Business Liability is also a Specified Assumed Liability, such Assumed Contract Liability or Specified Business Liability shall be subject to the Specified Liabilities Cap, and (ii) any accounts payable or other amounts owed to suppliers (whether or not invoiced) for inventory of the Specified Products that has been fulfilled prior to the Closing Date, including without limitation any unpaid purchase orders on account of any items of Specified Inventory, shall be the responsibility of Seller, shall be considered Excluded Liabilities (as defined below) for all purposes under this Agreement, and shall be discharged in accordance with Section 6.5 below.
1.4    Excluded Liabilities    . Notwithstanding any provision in this Agreement to the contrary and subject to the Specified Liabilities Cap applicable to the Specified Assumed Liabilities, Purchaser is assuming only the Assumed Liabilities and is not assuming any other Liability of Seller of whatever nature, whether presently in existence or arising hereafter.  All such other Liabilities shall be retained by and remain Liabilities of Seller.  The term “Excluded Liabilities” shall mean all Liabilities of Seller other than the Assumed Liabilities.  For the avoidance of doubt, the Excluded Liabilities shall include (but are not limited to): (a) all Liabilities relating to any adultered, misbranded, or otherwise defective Product (including any product part of the Specified Inventory being purchased hereunder) in the event such product was manufactured and/or sold prior to the Closing Date, except to the extent any such Liabilities are Specified Assumed Liabilities, (b) accounts payable arising prior to the Closing and due and owing by Seller to any third party, except to the extent any such accounts payable are Specified Assumed Liabilities (it being acknowledged and agreed that any accounts payable to suppliers for inventory of the Specified Products which has been fulfilled prior to the Closing Date shall be an Excluded Liability); (c) all Liabilities relating to the Specified Assumed Liabilities to the extent such Liabilities exceed the Specified Liabilities Cap; (d) all Liabilities associated with deductions by Emerson (other than the Specified Assumed Liabilities up to the Specified Liabilities Cap) with respect to the operation of the Specified Business by Seller prior to the Closing Date, (e) subject to Section 1.7(b), any Liability related to Taxes with respect to the operation of the Specified Business prior to the Closing Date, and (f) any Liability relating to an Excluded Asset (other than the Specified Assumed Liabilities up to the Specified Liabilities Cap).
1.5    Treatment of License Agreement     . Notwithstanding anything herein to the contrary, the parties agree that (i) the certain License Agreement between Tea-Guard LLC and the Seller dated as of May 7, 2004, as amended (the “License Agreement”), shall be excluded from the Specified Contracts and the Assumed Liabilities, and the products thereunder shall be excluded from the Specified Products, and no rights or obligations of the Seller under the License Agreement shall be transferred to or assumed by the Purchaser and (ii) no breach of any representation, warranty or covenant of the Seller under this Agreement shall occur due to such exclusion of the License Agreement (and the products thereunder) from the Specified Assets and the Assumed Liabilities.
1.6    Purchase Price    . As consideration for the sale of the Specified Assets to Purchaser and the other covenants provided for herein, on the Closing Date Purchaser shall assume the Assumed Liabilities hereunder (the “Purchase Price”).
1.7    Allocation of Purchase Price; Sales and Transfer Taxes; Allocation of Taxes    .
(a)    Seller and Purchaser agree that, after Closing, they will negotiate in good faith to agree on a written allocation of the Purchase Price (increased to include, to the extent properly taken into account for Tax purposes, the Assumed Liabilities) among the Specified Assets in accordance with Section 1060 of Internal Revenue Code of 1986, as amended and the Treasury Regulations thereunder (the “Code”) (and any similar provision of state, local or foreign Tax law), (any such agreed allocation, the “Agreed Allocation”).  Seller and Purchaser agree to (i) be bound by any Agreed Allocation, and (ii) act in accordance with any Agreed Allocation in the preparation, filing and audit of any Tax return (including filing IRS Form 8594), unless otherwise required by Applicable Law.  Not later than thirty (30) days prior to the filing of their respective IRS Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of the IRS Form 8594 such party proposes to file.
(b)    All taxes (other than taxes that are based on or measured by income or receipts) levied with respect to the Specified Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days of such taxable period ending on the Closing Date (the “Pre-Closing Tax Period”) and the number of days of such taxable period after the Closing Date (the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period.
1.8    Specified Inventory Transfer    . Schedule 1.8 sets forth a schedule of each item of the Specified Inventory and the size and timing of each shipment thereof. The Specified Inventory on Schedule 1.7 does not include any inventory that is the subject of any Unfulfilled Purchase Orders (as defined below). Promptly after the Closing, Seller shall, at Purchaser’s expense, cause one or more shipments of the Specified Inventory to be sent to an address to be provided by Purchaser to Seller in writing prior to the Closing Date in accordance with Schedule 1.7.
1.9    Closing; Ancillary Agreements    .
(a)     The closing of the purchase and sale of the Specified Assets contemplated by this Agreement (the “Closing”) shall be held remotely by electronic, facsimile and courier delivery on the date hereof, or at such other location as Purchaser and Seller shall mutually agree upon, following the satisfaction of the conditions set forth in Section 5.1 and Section 5.2 below.
(b)    Subject to the terms and conditions hereof, at the Closing, Purchaser is delivering each of the following (the “Purchaser Closing Deliverables”):
(i)    Duly executed copies of this Agreement and the Ancillary Agreements to which it is a party;
(ii)    As of a date no earlier than three (3) Business Days prior to the Closing Date, a good standing certificate (or its equivalent) for Purchaser from the Secretary of State of the State in which Purchaser is incorporated or organized, as the case may be;
(iv)    The Emerson Letter Agreement signed by Purchaser and Emerson;
(v)     A certificate of the Secretary (or equivalent officer) of Purchaser certifying that (x) attached thereto are true and complete copies of all resolutions adopted by the Board of Directors or manager, as the case may be, of each authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (y) the names and signatures of the officers of Purchaser authorized to sign this Agreement, the Ancillary Agreements and the other documents to be delivered hereunder and thereunder; and
(vi)    A Guarantee in a form reasonably acceptable to Seller.
(c)    Subject to the terms and conditions hereof, at the Closing, Seller is delivering each of the following (the “Seller Closing Deliverables”):
(i)    Duly executed copies of this Agreement and the Ancillary Agreements to which it is a party;
(ii)    As of a date no earlier than three (3) Business Days prior to the Closing Date, to Purchaser a good standing certificate (or its equivalent) for Seller from the Secretary of State of the state in which Seller is incorporated or organized, as the case may be;
(iii)    All Required Consents;
(iv)    The Emerson Letter Agreement signed by Seller and Emerson; and
(v)    A certificate of the Secretary (or equivalent officer) of Seller certifying that (x) attached thereto are true and complete copies of all resolutions adopted by the board of directors or manager, as the case may be, of each authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, (y) the names and signatures of the officers of Seller authorized to sign this Agreement, the Ancillary Agreements and the other documents to be delivered hereunder and thereunder and (z) attached thereto are true and complete copies of the organizational documents of Seller.
2.    REPRESENTATIONS AND WARRANTIES OF SELLER.
Seller hereby represents and warrants to Purchaser as of the date hereof that:
2.1    Organization    . Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has requisite corporate power and authority to conduct its business as it is now being conducted.
2.2    Title to Assets; Sufficiency of Assets    .
(a)    Seller has good and valid title to the Specified Assets free and clear of any Liens, except for: (i) Liens for current taxes not yet due and payable; (ii) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens, in the case of this clause (ii), for amounts not overdue; and (iii) encumbrances arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation (the items referred to in the preceding clauses “(i)” “(ii)” and “(iii)” are collectively referred to herein as the “Permitted Encumbrances”).
(b)    Excluding the Excluded Assets, back office and general administrative and financial operations and other generalized assets used generally in operating a business, the Specified Assets: (i) constitute all of the material properties, interests, assets and rights of Seller used or held for use in the Specified Business; (ii) are sufficient for Purchaser to continue immediately following the Closing to conduct the Specified Business in all material respects as currently conducted by Seller; and (iii) include Authorizations that are sufficient for Purchaser to continue immediately following the Closing to market and sell the Specified Products in all material respects as and to the extent the Specified Products are currently being manufactured and marketed by Seller, as the case may be.
2.3    Intellectual Property    .
(a)    Definitions. For purposes of this Agreement, the following terms shall be defined as follows:
(i)    “Copyrights” means all copyrights and copyrightable works (including databases and other compilations of information), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works, and all registrations and rights to register and obtain renewals and extensions of registrations.
(ii)    “IP Contract” means any Specified Contract that contains any assignment or license of, or any covenant not to assert or enforce, any Specified IP Rights or that otherwise relates to the acquisition, license or use of any Specified IP Rights.
(iii)    “IP Rights” means any and all intellectual property and proprietary rights of any kind, including any and all of the following in any country or region: (A) Copyrights, Trademark Rights, Patent Rights and Trade Secrets; and (B) all rights (whether at law, in equity, by contract or otherwise) to enforce, enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements or misappropriations of any or all of the foregoing, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide.
(iv)    “Patent Rights” means (A) all national, regional and international issued patents and patent applications (including provisional patent applications), (B) all patent applications filed either from the foregoing patents, patent applications or provisional applications or from an application claiming priority from or the benefit of either of these (including, additions, continuations, continuations-in-part, divisionals, substitutions, converted provisionals, continued prosecution, reissue and re-examination applications), (C) any and all patents that have issued or in the future issue from the foregoing patent applications described in clauses (A) and (B), including utility, utility model, method, design patents, and certificates of invention, and (D) patent revalidations, patent registrations, applications for patent registrations and any patent term extension or other action by a Governmental Entity which provides rights beyond the original expiration date of a patent (including any supplementary protection certificates and the like), in each case with respect to the foregoing patents or patent applications described in clauses (A), (B) and (C).
(v)    “Specified IP Rights” means all IP Rights in which Seller has (or purports to have) an ownership interest or a license in any field or territory and which claim, cover or are embodied in, or are otherwise necessary for the development, manufacture, sale, marketing, distribution or use of, any of the Specified Products.
(vi)    “Trade Secrets” means any trade secrets, or any confidential inventions (whether patentable or unpatentable, whether or not reduced to practice, whether or not in an invention disclosure and whether or not in writing), processes, formulae, developments, discoveries, technology, cell lines, biological materials, compounds, probes, sequences, technical information and data, software, methods, biological materials, bioassays, clones, molecules, protocols, reagents, experiments, lab results, tests, know-how, concepts, ideas, processes, research and development information and results, customer lists, supplier lists, pricing and cost information, business and marketing plans, strategies or other confidential information or materials which in the reasonable business judgment of Seller have value or confer a competitive advantage to Seller due to being not generally known or not publicly disseminated.
(vii)    “Trademark Rights” means all trademarks, registered trademarks, common law trademarks, applications for registration and renewals of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, service names, brand names, trade dress rights, logos, taglines, slogans, Internet domain names and Internet domain name registrations and web addresses, together with the goodwill associated with any of the foregoing; and including all intent to use any of the foregoing if not registered or subject to a pending application.
(b)    Specified IP Rights.
(i)    Part 2.3(b) of the Disclosure Schedule sets forth a true, complete and accurate list of all Trademarks and domain names included in the Specified IP Rights owned by the Seller.
(ii)    There are no Specified IP Rights to which Seller has licensed or sublicensed to a third party. As of the Closing Date, all necessary registration, maintenance and renewal fees for each item included in Specified IP Rights that is owned by Seller have been timely and appropriately made, and all necessary documents, recordations and certificates in connection with such Specified IP Rights have been filed or prepared for filing with the relevant Governmental Entity for purposes of prosecuting, maintaining or perfecting such Specified IP Rights, including recordation of all assignment documents vesting ownership of such Specified IP Rights.
(c)    Ownership.
(i)    Seller owns, co-owns or otherwise possesses legally enforceable rights as of the Closing Date in and to the Specified IP Rights, free and clear of all liens, pledges, charges, leases, mortgages and other encumbrances (other than Permitted Encumbrances), to practice the Specified IP Rights at least to the extent necessary to conduct the Specified Business as conducted immediately prior to the Closing. No Person is challenging in writing the right, title or interest of Seller in, to or under any Specified IP Rights owned by Seller. There is no opposition, cancellation, proceeding, objection or claim pending with regard to any Specified IP Rights owned by (i.e., not licensed from a third-party licensor to) Seller. The Specified IP Rights owned by Seller are not subject to any outstanding order of, judgment of, decree of or written agreement with any Governmental Entity adversely affecting the use thereof by Seller or its rights thereto.
(ii)    Without limiting the generality of Section 2.3(c)(i), Seller’s proprietary intellectual property included in the Specified IP Rights and used in its “Green Tea” dietary supplement products in the Specified Products was developed by or on behalf of, and is owned by, Seller, and is separate and distinct from, and does not infringe upon, the proprietary formulations and intellectual property that is the licensed subject matter of the Tea-Guard License Agreement identified as a Specified Contract on Schedule 1.1(b).
(d)    Protection of Company IP Rights. Seller has taken reasonable measures to protect and maintain the Specified IP Rights as is customary for companies of similar size, stage of development and business.
(e)    Valid and Enforceable; No Outstanding Orders. The Trademark Rights in the Specified IP Rights are valid, subsisting and enforceable and are not subject to any outstanding adverse writ, judgment, decree, injunction, settlement, or similar order of any Governmental Entity (in each case, whether preliminary or final).
(f)    No Infringement of Third Party IP. The Specified Products and the conduct of the Specified Business as currently conducted and as proposed to be conducted do not infringe upon, misappropriate, or violate any valid and enforceable IP Rights of any other Person. Seller has not received any written charge, complaint, claim, demand, notice or other written communication from any Person alleging that it is interfering with, infringing upon, misappropriating, violating, or otherwise coming into conflict with any IP Rights of such Person in connection with any of the Specified Products or the conduct of the Specified Business.
(g)    No Third Party Infringement of Specified IP Rights. To the Knowledge of Seller, except as set forth on Part 2.3(g) of the Disclosure Schedule, as of the Closing Date, no Specified IP Rights have been or are being infringed upon, misappropriated or otherwise violated by any Person.
(h)    Effects of this Transaction. Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements nor the consummation of any of the transactions contemplated hereby or thereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Specified IP Rights; (ii) a breach of, default under, or termination of, any IP Contract; (iii) the release, disclosure or delivery of any Specified IP Rights by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Specified IP Rights; (v) by the terms of any Specified Contract, a reduction of payments Seller would otherwise be entitled to with respect to any Specified IP Rights; or (vi) by the terms of any IP Contract, an increase in, or the existence of, any royalty or other payments Seller would be required to make under such contract.
2.4    Specified Contracts    .
(a)    Seller has made available to Purchaser true, correct and complete copies of each of the Specified Contracts set forth on Schedule 1.1(b).
(b)    Each Specified Contract is valid and binding on Seller and, to the Knowledge of Seller, any other parties thereto, in accordance with its terms and in full force and effect as of the Closing Date.
(c)    Neither Seller nor, to the Knowledge of Seller, any other party thereto, is in breach of any Specified Contract.
(d)    (i) There are no disputes under any Specified Contract, (ii) Seller has not received any written notice that any party to any of the Specified Contracts intends to cancel or terminate any Specified Contract, and (iii)  to the Knowledge of the Seller, no party to any Specified Contract has taken any action that would cause any Specified Contract to terminate or fail to renew. Immediately following the Closing, each Specified Contract will continue to be in full force and effect, and valid, binding and enforceable in accordance with its terms.
(e)    Except as set forth on Part 2.4(e) of the Disclosure Schedule, excluding the Excluded Assets, back office and general administrative and financial operations and other generalized assets used generally in operating a business, the Specified Contracts include: (i) all contracts exclusively related to the Specified Business; and (ii)  all material contracts related to the Specified Business to which Seller is a party or by which Seller is bound, or to which any of the Specified Assets are subject. For the avoidance of doubt, no representation or warranty is made with respect to the sufficiency of any employees or consultants necessary to conduct the Specified Business.
2.5    Compliance with Legal Requirements    .
(a)    Seller is and has been in compliance in all material respects with all Legal Requirements relating to the Specified Products, Specified Assets and Specified Business. Since January 1, 2012, Seller has not received any written notice, claim, request for information, complaint or administrative or judicial order from any Governmental Entity or any written notice, claim, request for information or complaint from any other Person alleging any failure to comply with or any liability under any Legal Requirement relating to the Specified Products or the Specified Assets or the Specified Business, and to the Knowledge of Seller none is pending or threatened, or have been received by Seller, except for any such notice relating to an immaterial failure to comply that has since been cured.
(b)    Seller is in compliance in all material respects with all applicable Environmental Laws relating to the conduct of the Specified Business pertaining to the Specified Assets; and no written notice of violation of any Environmental Laws has been received or threatened against Seller relating thereto. No Governmental Entity or any other Person has issued or delivered to Seller or filed against Seller: any written demand letter, request, notice of violation, notice to comply, compliance schedule, administrative or judicial complaint, citations, judgments, decrees, orders, enforcement action or Lien with respect to alleged violations of Environmental Laws by Seller relating to any of the Specified Assets, or any lawsuit or other legal proceeding with respect to any actual or alleged violation of any Environmental Law or any Release or alleged Release of a Hazardous Substances by or on behalf of Seller relating to any of the Specified Assets.
2.6    Regulatory Matters    .
(a)    Seller does not manufacture any of the Specified Products. To the Knowledge of the Seller, the manufacture of the Specified Products by or on behalf of Seller has been conducted and is being conducted in compliance in all material respects with the applicable requirements of Good Manufacturing Practices. To the Knowledge of the Seller, Seller’s third party manufacturers are in material compliance with all applicable registration requirements set forth in 21 U.S.C. Section 350d and all other applicable Legal Requirements and regulatory requirements that relate specifically to the Specified Products. None of the Specified Products sold or in inventory has been “adulterated” or “misbranded”, as defined in the Federal Food, Drug, and Cosmetic Act (“FDCA”). Seller has not received any notification, written or oral, that remains unresolved, from any Governmental Entity indicating that any of the Specified Products was or is misbranded or adulterated. All Labeling is in compliance in all material respects with all applicable Legal Requirements, and all advertising and promotional materials with respect to Specified Products are in compliance in all material respects with applicable Legal Requirements.
(b)    Each license, permit and registration required by the Food and Drug Administration (“FDA”) and any other applicable Governmental Entity that relate specifically to the conduct of the Specified Business by Seller as presently conducted is on file with the applicable Governmental Entities and is in compliance in all material respects with all filing and maintenance requirements thereof, and all such licenses, permits and registrations are included in the Specified Authorizations. Seller has not received any communication from any Governmental Entity threatening to withdraw or suspend any such license, permit, or registration. Seller has filed with the applicable regulatory authorities all required filings, declarations, listings, registrations, reports or submissions, including adverse event reports, except where the failure to so file, individually or in the aggregate, has not had and would not have a Specified Products Material Adverse Effect. All relevant filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and no deficiencies have been asserted by any applicable regulatory authority with respect to any such filings, declarations, listing, registrations, reports or submissions.
(c)    Neither Seller nor, to the Knowledge of Seller, any of the officers, key employees, agents or clinical investigators acting for Seller has received any communication from FDA or any other Governmental Entity, including without limitation, any warning letter or untitled letter that alleges or suggests that the Specified Business is not in compliance with any applicable requirements under the FDCA, the Public Health Service Act (“PHSA”) or FDA regulations promulgated thereunder.
(d)    Neither Seller nor, to the Knowledge of Seller, any of the officers, key employees, agents or clinical investigators acting for Seller, has committed any act, made any statement or failed to make any statement or commit any act that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Additionally, neither Seller, nor to the Knowledge of Seller, any officer, employee or agent of Seller has been convicted of any crime or engaged in any conduct that would reasonably be expected to result, or has resulted, in (i) debarment under 21 U.S.C. Section 335a or any similar state Legal Requirement or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar state Legal Requirement.
(e)    Except as set forth in Part 2.6(e) of the Disclosure Schedule, there are no investigations, suits, claims, actions or proceedings against or affecting Seller relating to the Specified Products, including those relating to or arising under applicable Legal Requirements relating to government health care programs, private health care plans, or the privacy and confidentiality of patient health information.
(f)    Seller is in compliance in all material respects with all healthcare Legal Requirements to the extent applicable to the operation of the Specified Business and the sale of the Specified Products, as currently conducted, including any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes. Seller is not subject to any enforcement, regulatory or administrative proceedings against or affecting Seller relating to or arising under the FDCA or similar Legal Requirement, and to the Knowledge of Seller no such enforcement, regulatory or administrative proceeding has been threatened.
2.7    Financials; Certain Liabilities; Certain Co-Op Commitments; Inventory; Contract Mark-Downs; Purchase Orders    .
(a)    Part 2.7(a) of the Disclosure Schedule contains a copy of the Brand Contribution Report for the years ended 2011, 2012, and 2013 and the 6-months ended May 31, 2014 (the “Financial Information”). The Financial Information was prepared in accordance with the books and accounts of Seller and presents fairly in all material respects the net sales, royalties, cost of goods and direct costs attributable to the Specified Business based on Seller’s reasonable assumptions as of and for the periods indicated and such information has been prepared in accordance with GAAP, consistently applied.
(b)    As of the Closing Date, Seller has no material liabilities directly or indirectly relating to the Specified Assets or the Specified Products of any kind whatsoever, whether accrued, absolute, contingent or otherwise (and whether due or to become due), other than (i) liabilities under or relating to the Specified Contracts; (ii) liabilities disclosed or provided for in the Financial Information; (iii) liabilities incurred in the ordinary course of business or consistent with past practices since December 31, 2013 (the “Financial Statement Date”); and (iv) liabilities referred to in, or relating to matters referred to in Part 2.7(b) of the Disclosure Schedule.
(c)    Part 2.7(c) of the Disclosure Schedule sets forth, as of the date referenced thereon, (i) all non-variable Assumed Liabilities related to the co-op events (including without limitation slotting fees, circulars (CIRC), new store expenses (NEWSTR), in store expenses (INSTR) and other similar expenses) that will occur or be incurred on or after the Closing Date related to Specified Products that have not been deducted by Emerson prior to the Closing Date, (ii) to the Knowledge of the Seller, all inventory of the Specified Products in the channel with the retailers set forth on such schedule (in summary form), including the valuation of said inventory (iii) all contract mark-downs relating to the Specified Products by retailer (in summary form) and (iv) a list of all purchase orders relating to the Specified Products, including the cost of each purchase order relating to the Specified Products which are either partially fulfilled or unfulfilled (and indicated as such on Part 2.7(c) of the Disclosure Schedule) (the “Unfulfilled Purchase Orders”) and constitute Assumed Liabilities for which Purchaser shall be responsible following the Closing Date; provided that, the cost of the purchase orders is subject to fluctuations and overruns in the ordinary course of business. The information set described in subsections (i)-(iv) above is collectively referred to as the “Product Information”. The Product Information set forth Part 2.7(c) of the Disclosure Schedule is complete and accurate in all material respects.
2.8    Absence of Changes    . Since the Financial Statement Date, Seller has operated the Specified Business in the ordinary course of business, and, except as set forth on Part 2.8 of the Disclosure Schedule, there has not been any Specified Products Material Adverse Effect or event, development or state of circumstances that individually or in the aggregate would reasonably be expected to result in a Specified Products Material Adverse Effect.
2.9    Legal Proceedings    . There is no lawsuit or other legal proceeding (including arbitration) pending or, to the Knowledge of Seller, being threatened against Seller, as of the Closing Date, that (a) involves the Specified Assets or the Specified Business or (b) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the sale of the Specified Assets or any of the transactions contemplated by this Agreement or the Ancillary Agreements.
2.10    Non-Contravention; Consents    . The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is a party and the sale of the Specified Assets by Seller to Purchaser do not and will not: (i) conflict with or result in a breach of the certificate of incorporation, bylaws or similar organizational documents of Seller; (ii) materially contravene or result in a material violation or breach of any Legal Requirement applicable to the Specified Assets, any Specified Contract or Seller; or (iii) result in the imposition of any Lien or encumbrance upon any of the Specified Assets (except for the Permitted Encumbrances). All Consents from any Person, under any contract or agreement (including without limitation any Specified Contract, or with respect to any Specified Authorization) in order for Seller to perform its obligations under, and to consummate the transactions contemplated by, this Agreement or the Ancillary Agreements, or arising from Seller’s sale of the Specified Assets to Purchaser pursuant to this Agreement, have been obtained (collectively, the “Required Consents”). No notice to, filing with, authorization of, exemption by, or consent of any Governmental Entity is required for Seller to transfer the Specified Assets to Purchaser and otherwise consummate the transactions contemplated hereunder.
2.11    Authority; Binding Nature of Agreement    . Seller has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party; and the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party have been duly authorized by all necessary action on the part of Seller and its board of directors. This Agreement constitutes, and, upon execution thereof, each of the Ancillary Agreements to which Seller is a party will constitute, the valid and binding obligation of Seller, enforceable against Seller, in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, the relief of debtors and similar laws relating to or affecting creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
2.12    Inventory    . Except as disclosed on Part 2.12 of the Disclosure Schedule, the Specified Inventory, as of August 20, 2014, is saleable in the ordinary course of business. In the past 12 months Seller has sold the Specified Products to wholesalers and other customers only in the ordinary course of business and in amounts that are generally consistent with past sales by Seller to such wholesalers and other customers during comparable periods, and none of the Specified Inventory has been returned and no customers have indicated that the Specified Product was defective in any manner.
2.13    Taxes    .
(a)    Seller has timely paid all Taxes which will have been required to be paid by it, the non-payment of which would result in a Lien on any Specified Asset or would result in Purchaser becoming liable or responsible therefor.
(b)    Seller has established, in accordance with GAAP, applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Specified Assets or the operation of the Specified Business and are incurred or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Specified Asset or would result in Purchaser becoming liable therefor.
2.14    Brokers    . No broker, finder or other third party has any right to a commission or other fee as the result of action by or on behalf of Seller in connection with this Agreement or any of the transactions contemplated hereunder.
2.15    Full Disclosure    . To the Knowledge of Seller, (i) Seller has disclosed to Purchaser all material facts relating to the Specified Business and the transactions contemplated by this Agreement, and (ii) no representation or warranty of Seller contained in this Agreement or the other agreements and instruments referred to in this Agreement, and no statement contained in any certificate, exhibit, list or other writing furnished to Purchaser by Seller pursuant to the provisions of this Agreement, in each case as qualified by the schedules hereto, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.
2.16    Transactions with Affiliates. No affiliate, officer, director, or employee of Seller (or any of their respective “associates” as defined above) owns, directly or indirectly, any material assets, tangible or intangible, properties, rights or interests that are necessary for or used by Seller in the operation of the Specified Business.
3.    REPRESENTATIONS AND WARRANTIES OF PURCHASER.
Purchaser hereby represents and warrants to Seller as of the date hereof that:
3.1    Organization    .
Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has requisite limited liability company power and authority to conduct its business as it is now being conducted.
3.2    Authority; Binding Nature of Agreement    . Purchaser has all necessary power and authority to execute and deliver this Agreement, the Assignment and Assumption Agreement and the other Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder; and the execution, delivery and performance by Purchaser of this Agreement, the Assignment and Assumption Agreement and the other Ancillary Agreements to which it is a party have been duly authorized by all necessary corporate action on the part of Purchaser and its members and managers, as applicable. This Agreement constitutes, and, upon execution thereof, each of the Assignment and Assumption Agreement and the other Ancillary Agreements to which Purchaser is a party will constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, the relief of debtors and similar laws relating to or affecting creditors generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
3.3    Non-Contravention; Consents    . Neither the execution, delivery or performance of this Agreement, the Assignment and Assumption Agreement or any of the other Ancillary Agreements, nor the consummation of any of the transactions contemplated by this Agreement, the Assignment and Assumption Agreement or any of the other Ancillary Agreements, does or will (a) conflict with or result in any violation of any provision of the certificate of formation, operating agreement or other charter or organizational documents of Purchaser, (b) materially contravene or result in a breach or default by Purchaser under any material contract to which Purchaser is a party, (c) result in a violation of any Legal Requirement or order to which Purchaser is subject, or (d) result in the creation of a lien or encumbrance on any material asset of any Purchaser (except for Permitted Encumbrances). Purchaser is not and will not be required to obtain any Consent from any Person in connection with the execution, delivery or performance of this Agreement, the Assignment and Assumption Agreement or any of the other Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby. No material notice to, filing with, authorization of, exemption by, or consent of any Governmental Entity is required for Purchaser to acquire the Specified Assets from Seller and to otherwise consummate the transactions contemplated hereunder.
3.4    Legal Proceedings    . There is no lawsuit or other legal proceeding (including arbitration) pending or, to Purchaser’s knowledge, being threatened against Purchaser as of the Closing Date that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the purchase of the Specified Assets or any of the transactions contemplated by this Agreement or the Ancillary Agreements.
3.5    Brokers    . No broker, finder or other third party has any right to a commission or other fee as the result of action by or on behalf of Purchaser in connection with this Agreement or any of the transactions contemplated hereunder.
4.    [INTENTIONALLY OMITTED]
5.    CLOSING CONDITIONS
5.1    Conditions Precedent to Purchaser’s Obligations    . The obligation of Purchaser to consummate the transactions contemplated hereby is subject to the fulfillment (or waiver in writing by Purchaser) prior to or at the Closing of each of the following conditions:
(a)Representations and Warranties. The representations and warranties of the Seller contained in this Agreement, and all other documents referenced herein, shall be true and correct at and as of the Closing Date as though such representations and warranties were made at and as of such date.

(b)Performance. The Seller shall have in all respects performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by the Seller prior to or at the Closing.

(c)Satisfactory Review. Purchaser shall be satisfied, in its sole and absolute discretion, with its due diligence investigation of the Specified Business and the Specified Assets.

(d)Permits and Licenses. Purchaser shall have received all Authorizations, or other approval necessary in Purchaser’s sole and absolute discretion to operate the Specified Business after the Closing.

(e)No Adverse Changes. There shall have been no material adverse change since the date of this Agreement in the Specified Business (including Seller’s financial condition or prospects regarding the Specified Products) or the Specified Assets, except changes contemplated, permitted or required by this Agreement.

(f)No Legal Restraints. No statute, rule, regulation or order of any court or administrative agency shall be in effect which restrains or prohibits Seller from consummating the transactions contemplated hereby.

(g)Closing Deliveries of Seller. Seller must deliver to Purchaser each of the Seller Closing Deliverables, together with any additional items which Purchaser may reasonably request to effect the transactions contemplated herein.

5.2    Conditions Precedent to Seller’s Obligations    . The obligation of the Seller to consummate the transactions contemplated hereby is subject to the fulfillment (or waiver in writing by Seller) prior to or at the Closing Date of each of the following conditions:
(a)Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall be true and correct at and as of the Closing Date as though such representations and warranties were made at and as of such date.

(b)Performance. Purchaser shall have in all respects performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)Closing Deliveries of Purchaser. Purchaser must deliver to Seller each of the Purchaser Closing Deliverables, together with any additional items which Seller may reasonably request to effect the transactions contemplated herein.

6.    POST CLOSING COVENANTS OF SELLER AND PURCHASER
Purchaser and Seller agree that:
6.1    Further Assurances.  From time to time, whether before, on or after the Closing Date, Seller and Purchaser shall execute and deliver such other documents, certificates, agreements, instruments of conveyance and transfer and other writings and take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement or the Ancillary Agreements.
6.2    Confidentiality    .
(a)    Subject to Section 8.4, Seller undertakes with Purchaser, and Purchaser undertakes with Seller, to keep confidential (except as expressly provided in this Agreement) at all times after the date of this Agreement, and not directly or indirectly reveal, disclose or use for its own or any other purposes unrelated to its performance or the enforcement of its rights hereunder, any confidential information received or obtained as a result of entering into or performing, or supplied by or on behalf of a Party in the negotiations leading to, this Agreement and which relates to: (i) the negotiations relating to this Agreement; or (ii) the subject matter and/or provisions of this Agreement.  The Parties acknowledge that, for purposes of this Agreement but subject to Section 6.2(b), the Specified Assets, including the Specified Books and Records, shall be deemed the confidential information of Purchaser from and after the Closing Date and Purchaser shall be free to disclose and use such information for any and all purposes.
(b)    The prohibition in Section 6.2(a) does not apply if: (i) the information was in the public domain before it was furnished to the relevant Party or, after it was furnished to that Party, entered the public domain otherwise than as a result of (x) a breach by that Party of this Section 6.2 or any other confidentiality agreement which that Party is bound or (y) a breach of a confidentiality obligation by the disclosure by a third party where the breach was previously known to that Party; or (ii) subject to the immediately following sentence, disclosure is necessary in order to comply with any Legal Requirement or Authorization or to obtain Tax or other clearances or consents from a taxation authority; provided that any such information disclosable pursuant to this Section 6.2(b) shall be disclosed only to the extent required by applicable Legal Requirements; provided, further, that the disclosing Party shall promptly notify the other Party before making any such disclosure so that the other Party may seek a protective order, seek confidential treatment of such information, or seek another appropriate remedy.  In making any such disclosure as may be permitted by this clause (ii), the Parties shall take reasonable steps to protect the confidentiality of the information so disclosed, including, but not limited to, by seeking confidential treatment of that information.
6.3    Consents; Releases.
(a)    Following the Closing: (i) Seller will use commercially reasonable efforts (but without any requirement to pay money or offer other consideration to any Person) to make available to Purchaser the material benefits of any Specified Contract that was not assigned to Purchaser as a result of the failure to obtain any Consent required from a third party; and (ii) each Party will, to the extent reasonably requested by the other Party and at such other Party’s sole expense, execute and deliver such documents and instruments and take such other actions as such other Party may reasonably request in order to consummate and make effective the transactions contemplated by this Agreement.
(b)    Each Party shall, as promptly as possible, (i) make, or cause or to be made, all notices, filings and submissions required under applicable Legal Requirements to such party or any of its Affiliates, and (ii) use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and/or approvals from all Governmental Entities, in each case, that may be or become necessary as a result of such party’s execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and any Ancillary Agreement. Each Party shall cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals from all applicable Governmental Entities and in taking such actions or furnishing such information as may be required to obtain any such consents, authorizations, orders and approvals.
6.4    Certain Limitations and Restrictions    . Following the Closing, except as permitted under the Trademark License Agreement, (i) Seller shall not, directly or indirectly through its Affiliates or otherwise, market, advertise, offer for sale, sell, use or otherwise provide or deliver to any person or party any Specified Products, including without limitation any Specified Products bearing or otherwise using any of the Trademark Rights, and (ii) Seller shall not, directly or indirectly through its Affiliates or otherwise, use any of the Trademark Rights in connection with any other products or services.

6.5    Discharge of Business Obligations    . Unless as so otherwise provided in this Agreement, from and after the Closing, Seller shall pay and discharge, in accordance with past practice but not less than on a timely basis, all obligations and liabilities incurred prior to the Closing (except for the Assumed Liabilities), including without limitation all accounts payable or other amounts owed to suppliers on account of the Specified Inventory. The Parties agree and acknowledge that any breach of this Section 6.5 or failure to perform in accordance with this Section may result in irreparable financial harm to Purchaser.

7.    INDEMNIFICATION.
7.1    Survival of Representations    . Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is eighteen (18) months from the Closing Date; provided, however, that the representations and warranties contained in Section 2.1 and Section 3.1 (Organization), Section 2.2(a) (Title to Assets) Section 2.3 (Intellectual Property), Section 2.7(c) (Product Information), Section 2.11 and Section 3.2 (Authority, Binding Nature of Agreement) (such representations shall collectively be referred to herein as the “Fundamental Representations”) shall survive the Closing until the full expiration of any applicable statute of limitations (after giving effect to any extensions or waivers). None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice form the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.
7.2    Indemnity by Seller    . Subject to the other terms and conditions of this Article 7, Seller shall indemnify Purchaser, its Affiliates and their respective officers, directors and employees (each a “Purchaser Indemnified Party”) against, and shall hold any Purchaser Indemnified Party harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Purchaser based upon, arising out of, with respect to or by reason of: (a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement (disregarding for purposes of this Section 7.2(a) any qualifiers such as “material”, “ materially”, “material respects”, “Material Adverse Effect” or words of similar import for purposes of calculating Losses); (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any Ancillary Agreement; (c) any Excluded Asset or any Excluded Liability, including without limitation all Liabilities relating to the Specified Assumed Liabilities which are in excess of the Specified Liabilities Cap, or (d) subject to Purchaser’s assumption of the Assumed Liabilities, any claims or demands by third parties against Purchaser Indemnified Parties arising out of or resulting from Seller’s operation and/or conduct of the Specified Business prior to the Closing.
7.3    Indemnity by Purchaser    . Subject to the other terms and conditions of this Article 7, Purchaser shall indemnify Seller, its Affiliates and their respective officers, directors and employees (each a “Seller Indemnified Party”) against, and shall hold any Seller Indemnified Party harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of: (a) any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in this Agreement (disregarding for purposes of this Section 7.3(a) any qualifiers such as “material”, “ materially”, “material respects”, “Material Adverse Effect” or words of similar import for purposes of calculating Losses); (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement or any Ancillary Agreement; (c) any Specified Assumed Liabilities, subject to the Specified Liabilities Cap and the other limitations set forth in Section 1.3; (d) any Assumed Liability (other than the Specified Assumed Liabilities addressed in clause (c) above); or (e) subject to Seller’s retention of the Excluded Liabilities, any claims or demands by third parties against Seller Indemnified Parties arising out of or resulting from Purchaser’s operation and/or conduct of the Specified Business after the Closing.
The party making a claim under this Article 5 is referred to as the “Indemnified Party” and the party against whom such claims are asserted under this Article 5 is referred to as the “Indemnifying Party.”
7.4    Indemnification Procedures    .
(a)    Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a "Third Party Claim") against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 7.4(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.4(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 7.4) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.
(b)    Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 7.4(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to this Section 7.4(b), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).
(c)    Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a "Direct Claim") shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty (30)-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party's investigation by giving such information and assistance (including access to the Indemnified Party's premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party objects to the indemnification of an Indemnified Party in respect of any Direct Claim specified in such notice, the Indemnifying Party shall deliver a written notice to such effect to the Indemnified Party within 30 days after receipt by the Indemnifying Party of such notice. Thereafter, the Indemnifying Party and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties within 30 days of receipt of such notice with respect to each of such claims to which the Indemnifying Party has objected. If the Indemnified Party and the Indemnifying Party agree with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. Should the Indemnified Party and the Indemnifying Party fail to agree as to any particular item or items or amount or amounts, then the Indemnified Party shall be entitled to pursue its available remedies for resolving its claim for indemnification. In addition to and not in limitation of any other remedies available to Purchaser, upon notice to Seller, specifying in reasonable detail the basis for such setoff, Purchaser may set off any amount to which it may be entitled from Seller under this Article 7 or otherwise against any amounts owed to Seller whether under this Agreement or any other agreement or arrangement. The exercise of such right of setoff by Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute a breach, default or event of default under this Agreement or any other agreement to which Purchaser is a signatory. Neither the exercise of, nor the failure to exercise, such right to setoff will constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to it.
7.5    Tax Treatment of Indemnification Payments    . All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Legal Requirements.
7.6    Application by Emerson. It is the intent of Seller and Purchaser that certain Assumed Liabilities be satisfied by deductions to Purchaser’s account by Emerson to the fullest extent possible. Notwithstanding the foregoing, (i) Purchaser and Seller acknowledge that the Emerson Letter Agreement does not embody the full agreement with respect to Purchaser’s assumption of the Assumed Liabilities, including the application of the Specified Liabilities Cap to the Specified Assumed Liabilities, and as a result Seller and Purchaser shall take such actions as may be reasonably necessary in order to implement this Agreement with respect to the Assumed Liabilities as set forth in Section 1.3 above, and (ii) this Section 7.6 shall not limit in any way Seller’s or Purchaser’s rights under this Agreement.
7.7    Exclusive Remedies; Limitation on Liability    . Subject to Section 8.11, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a Party in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 7. Nothing in this Section 7.7 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 8.11 or to seek any remedy on account of any intentional fraud by any Party. Notwithstanding anything to the contrary herein, neither Seller nor Purchaser (nor any of their respective “Indemnifying Parties”) shall be liable to the Purchaser Indemnified Parties or the Seller Indemnified parties, as the case may be, with respect to any amounts in excess of $2,250,000 (the “Liability Cap”), in the aggregate, for claims for indemnification (including Direct Claims and Third Party Claims) under Section 7.2(a) and 7.3(a) (inaccuracy in or breach of any of the representations or warranties); provided that the Liability Cap shall not apply with respect to any inaccuracy in or breach of any Fundamental Representation.
8.    MISCELLANEOUS
8.1    Governing Law    . This Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction.
8.2    Venue and Jurisdiction; Waiver of Jury Trial    .
(a)    If any legal suit, action or proceeding arising out of or based upon this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby is brought or otherwise initiated, the venue therefor will be in New Jersey, which will be deemed to be a convenient forum. The Parties hereby expressly and irrevocably consent and submit to the jurisdiction of the courts in the state of New Jersey, or in the United States District Court in New Jersey for such purpose.
(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.2(b).
8.3    Notices    . All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.3):

if to Purchaser:     Mega-T, LLC
c/o Casla Partners, LP
41 North Main St. FL 2R
New Hope, PA 13938
Attention: Chris Dominello
E-mail: chris@caslabrands.com
with a copy to:    Mega-T, LLC
c/o Casla Partners, LP
41 North Main Street Floor 2R
New Hope, PA 13938
Attention: Samuel Hines
E-mail: sam@caslapartners.com
and

Pierce Atwood LLP
254 Commercial Street
Portland, ME 04101
Attention: Charles M. Graceffa, Esq.
Facsimile: (207) 791-1350
E-mail: cgraceffa@pierceatwood.com

if to Seller:	CCA Industries, Inc. 200 Murray Hill Parkway East Rutherford, New Jersey 07073 Attn: Stephen A. Heit E-mail: steve.heit@ccaindustries.com
with a copy to:            Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103-4196
Attention: Chad Rubin
Facsimile: (215) 405-3863

E-mail: crubin@duanemorris.com
8.4    Public Announcements    . Except as may be required by any Legal Requirement, no Party will (and no Party will permit any of its advisors or representatives to) issue any press release or make any public statement regarding this Agreement or any of the transactions contemplated by this Agreement, without the other Party’s prior written consent (which will not be unreasonably withheld). Notwithstanding anything to the contrary in this Agreement, the Seller shall be entitled, without the prior approval of Purchaser, to file a Current Report on Form 8-K describing all the material terms of the transactions contemplated by this Agreement and by the Ancillary Agreements in the form required by the Securities Exchange Act of 1934, as amended, and/or any other public disclosure as is required by any Legal Requirement, provided that, to the extent reasonably practicable, the Seller shall provide Purchaser with reasonable opportunity to comment thereon.
8.5    Assignment    . Neither Party may assign any of its rights or delegate any of its obligations under this Agreement (whether voluntarily, involuntarily, by way of merger or otherwise) to any other Person without the prior written consent of the other Party; provided, however, each Party may assign this Agreement without the consent of the other Party to any entity controlled by or under common control with such Party or to any third party in connection with the sale or other disposition of all or a portion of the business of such Party; provided further, that the assigning Party shall at all times remain liable for its obligations under this Agreement.
8.6    No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
8.7    Severability    . If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
8.8    Entire Agreement    . This Agreement, the Assignment and Assumption Agreement and the other Ancillary Agreements set forth the entire understanding of the Parties and supersede all other agreements and understandings between the Parties relating to the subject matter hereof and thereof.
8.9    Amendments and Modification; Waiver    . This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of both Parties. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
8.10    Expenses    . Except as otherwise expressly provided herein (including Section 1.7(b) hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.
8.11    Specific Performance    . The Parties agree that any breach of this Agreement or failure to perform in accordance with the terms of the Agreement may result in irreparable damage for which there will not be an adequate remedy at law.  Accordingly, in addition to any other remedies and damages to which the Parties are entitled at law or equity, the Parties acknowledge and agree that they may immediately seek enforcement of this Agreement by means of specific performance or injunction, without any requirement to post a bond or other security.
8.12    Counterparts    . This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
8.13    Interpretation of Agreement    .
(a)    Each Party acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in connection with the construction or interpretation of this Agreement.
(b)    Whenever required by the context hereof, the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; and the neuter gender will include the masculine and feminine genders.
(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, and will be deemed to be followed by the words “without limitation.”
(d)    Unless the context otherwise requires, references in this Agreement to “Sections,” “Articles,” “Schedules” and “Exhibits” are intended to refer to Sections and Articles of and Schedules and Exhibits to this Agreement.
(e)    The table of contents of this Agreement and the bold-faced headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first set forth above.

CCA INDUSTRIES, INC.
By: _/s/ Richard Kornhauser Name: Richard Kornhauser Title: Chief Executive Officer & President

MEGA-T, LLC
By: _/s/ Samuel Hines Name: Samuel Hines Title: Authorized Person

Appendix A
CERTAIN DEFINITIONS
For purposes of the Agreement:
“Affiliate” means, with respect to any Person, any other Person that as of the date of the Agreement or as of any subsequent date, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.
“Agreed Allocation” has the meaning set forth in Section 1.7.
“Agreement” means the Asset Purchase Agreement to which this Appendix A is attached, including the Disclosure Schedule.
“Ancillary Agreements” means (i) the Assignment and Assumption Agreement substantially in the form of Exhibit A, (ii) the Bill of Sale substantially in the form of Exhibit B, (iii) Trademark Assignment substantially in the form of Exhibit C, (iv) Domain Name Assignment Agreement substantially in the form of Exhibit D, and (v) Trademark License Agreement substantially in the form of Exhibit F .
“Assumed Contracts” has the meaning set forth in Section 1.3(b).
“Assumed Contract Liabilities” has the meaning set forth in Section 1.3(b).
“Assumed Liabilities” has the meaning set forth in Section 1.3.
“Authorization” means any consent, approval, order, license, permit and other similar authorization of or from (including any applications to), any Governmental Entity, together with any renewals, extensions, or modifications thereof and additions thereto.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Newark, New Jersey are authorized or required by Law to be closed for business.
“Closing” has the meaning set forth in Section 1.9(a).
“Closing Date” means the date of this Agreement.
“Code” has the meaning set forth in Section 1.7.
“Consent” means any consent, approval or waiver.
“Consequential Damages” means indirect, speculative, special, incidental, consequential, punitive or exemplary damages, including lost profits, lost opportunity costs or lost prospective economic advantage, if and to the extent the same are shown not to be either (1) losses that would arise normally and naturally as the result of a breach of any similar promise or undertaking or (2) losses reasonably foreseeable to the Seller or Purchaser, as applicable, as a probable consequence of a breach of that promise or undertaking.
“Copyrights” has the meaning set forth in Section 2.3(a)(ii).
“Direct Claim” has the meaning set forth in Section 7.4.
“Disclosure Schedule” means the Disclosure Schedule delivered by Seller to Purchaser contemporaneously with the execution and delivery of the Agreement.
“Emerson” means S. Emerson Group, Inc. and Emerson Healthcare, LLC, as applicable.
“Emerson Letter Agreement” means that certain irrevocable letter agreement, the form of which is attached hereto as Exhibit E, by and among Purchaser, Seller and Emerson, pursuant to which Emerson shall be authorized to make deductions to the account of Seller and the account of Purchaser for certain amounts owed to the other Party on account of the Parties obligations under Section 7 herein.
“Environmental Laws” means all federal, state or local laws (including any statute, rule, regulation, ordinance or code), and all judicial or administrative interpretations thereof, and all decrees, judgments, policies, written guidance or judicial or administrative orders relating to the environment, health, safety or Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9901 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq., the Safe Drinking Water Act, U.S.C. § 300f et seq., the Occupational Safety and Health Act, 42 U.S.C. § 1801 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., and their state counterparts or equivalents, all as amended, and any regulations or rules adopted or promulgated pursuant thereto.
“Excluded Assets” has the meaning set forth in Section 1.2.
“Excluded Liabilities” has the meaning set forth in Section 1.4.
“FDA” has the meaning set forth in Section 2.6(c).
“FDCA” has the meaning set forth in Section 2.6(a).
“Financial Information” has the meaning set forth in Section 2.7(a).
“Financial Statement Date” has the meaning set forth in Section 2.7(b).
“Fundamental Representations” has the meaning set forth in Section 7.1.
“GAAP” shall mean generally accepted accounting principles, as in effect from time to time.
“Good Manufacturing Practices” means the then current standards for the manufacture, processing, packaging, testing, transportation, handling and holding of dietary supplements as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time.
“Governmental Entity” means any federal, state, provincial, local, foreign or supranational (a) government, (b) court of competent jurisdiction, (c) governmental official agency, arbitrator, authority or instrumentality, (d) department, commission, board or bureau, or (e) stock market, stock exchange or regulatory body, including the FDA, and the United States Drug Enforcement Administration.
“Hazardous Substance” means any: contaminant or pollutant; toxic, radioactive or hazardous waste, chemical, substance, material or constituent; asbestos; polychlorinated byphenyls (PCBs); paint containing lead or mercury; fixtures containing mercury or urea formaldehyde; natural or liquefied gas; flammable, explosive, corrosive, radioactive, medical and infectious waste; and oil or other petroleum product, all as defined in Environmental Laws.
“Indemnified Party” has the meaning set forth in Section 7.4.
“Indemnifying Party” has the meaning set forth in Section 7.4.
“IP Contract” has the meaning set forth in Section 2.3(a)(i).
“IP Rights” has the meaning set forth in Section 2.3(a)(iii).
“Knowledge of Seller” shall mean the actual knowledge of any of Richard Kornhauser and Stephen A. Heit, and the knowledge such individuals would have after reasonable inquiry.
“Labeling” has the meaning under Section 201(m) of the FDCA (21 U.S.C. § 321(m)) and other comparable foreign Legal Requirement relating to the subject matter thereof, including the applicable Specified Product’s label, packaging and package inserts accompanying such Specified Product, and any other written, printed, or graphic materials accompanying such Specified Product, including patient instructions or patient indication guides.
“Legal Requirement” means any constitution, act, statute, law (including common law), ordinance, treaty, rule or regulation of any Governmental Entity.
“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.
“Liability Cap” has the meaning set forth in Section 7.7.
“License Agreement” has the meaning set forth in Section 1.5.
“Lien” or “lien” means any lien, pledge, claim, charge, mortgage, encumbrance, or other security interest of any kind, whether arising by contract or by operation of applicable Legal Requirement.
“Losses” means losses, damages, liabilities, costs or expenses, including reasonable attorneys' fees, but shall exclude Consequential Damages.
“Mingled Books and Records” has the meaning set forth in Section 1.1(g).
“Patent Rights” has the meaning set forth in Section 2.3(a)(iv).
“Permitted Encumbrance” has the meaning set forth in Section 2.2(a).
“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, trust, association, firm, organization, company, business, entity, union, society or Governmental Entity.
“PHSA” has the meaning set forth in Section 2.6(a).
“Post-Closing Tax Period” has the meaning set forth in Section 1.7.
“Pre-Closing Tax Period” has the meaning set forth in Section 1.7.
“Promotional Materials” collectively means and includes any materials, including any sales, promotional and marketing materials, advertising and display materials, Specified Product literature, stationary, training materials in whatever medium (e.g., audio, visual, print) and similar materials relating to the marketing and promotion of any of the Specified Products.
“Purchase Price” has the meaning set forth in Section 1.6.
“Purchaser Closing Deliverables” has the meaning set forth in Section 1.9(b).
“Purchaser Indemnified Party” has the meaning set forth in Section 7.2.
“Product Information” has the meaning set forth in Section 2.7(c).
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment (including, but not limited to, the abandonment or discarding of barrels, containers, and other receptacles containing any Hazardous Substances).
“Required Consents” has the meaning set forth in Section  2.10.
“Seller Closing Deliverables” has the meaning set forth in Section 1.9(c).
“Seller Indemnified Party” has the meaning set forth in Section 7.3.
“Specified Assets” has the meaning set forth in Section 1.1.
“Specified Authorizations” has the meaning set forth in Section 1.1(d).
“Specified Books and Records” has the meaning set forth in Section 1.1(g).
“Specified Business” means the business of marketing and selling the Specified Products.
“Specified Business Liabilities” has the meaning set forth in Section 1.3(b).
“Specified Contracts” has the meaning set forth in Section 1.1(b).
“Specified IP Rights” has the meaning set forth in Section 2.3(a)(v).
“Specified Inventory” has the meaning set forth in Section 1.1(c).
“Specified Assumed Liabilities” has the meaning set forth in Section 1.3(a).
“Specified Liabilities Cap” has the meaning set forth in Section 1.3(a).
“Specified Products” has the meaning set forth in Section 1.1.
“Specified Products Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that is, or with the passage of time would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the Specified Assets, taken as a whole, (b) the Specified Business, or (c) the ability of Seller to consummate the transactions contemplated by this Agreement; except for any such change, effect, event, circumstance, occurrence or state of facts resulting from the following (none of which shall be taken into account when determining whether a Specified Products Material Adverse Effect has occurred): (i) changes arising from or relating to the announcement or pendency of the transactions contemplated by the Agreement; (ii) changes in the industries in which Seller operates or in the U.S. economy as a whole; (iii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events); (iv) changes in Legal Requirements or GAAP (or any interpretations of such Legal Requirements or GAAP) applicable to the Specified Assets; or (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself, but not any of the reasons causing or underlying such failures.
“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, sales, use, transfer, value added, employment or unemployment, social security, disability, alternative or add-on minimum, customs, excise, stamp, environmental, commercial rent or withholding taxes, and shall include any liability for Taxes of any other Person under applicable Legal Requirement, as a transferee or successor, by contract or otherwise.
“third party” means any Person that is not a Party to this Agreement.
“Third Party Claim” has the meaning set forth in Section 7.5.
“Trade Secrets” has the meaning set forth in Section 2.3(a)(vi).
“Trademark Rights” has the meaning set forth in Section 2.3(a)(vii).
“Unfulfilled Purchase Orders” has the meaning set forth in Section 2.7(c).

Exhibit A
Assignment and Assumption Agreement
(see attached)
Exhibit B
Bill of Sale
(see attached)
Exhibit C
Trademark Assignment
(see attached)
Exhibit D
Domain Name Assignment Agreement
(see attached)
Exhibit E
Emerson Letter Agreement
(see attached)
Exhibit F
Trademark License Agreement
(see attached)

{W4337235.18}
DM3\2969721.13